

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via E-Mail</u>
Mr. Michael Robinson
Chief Financial Officer
Life Time Fitness, Inc.
2902 Corporate Place
Chanhassan, Minnesota 55317

   Re: **Life Time Fitness, Inc.**
      Form 10-K for the Year Ended December 31, 2011
      Filed February 28, 2012
      File No. 001-32230

Dear Mr. Robinson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief